SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  07 March  2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding
99.2	Transaction in Own Shares
99.3	Director/PDMR Shareholding
99.4	Transaction in Own Shares
99.5	Transaction in Own Shares
99.6	Transaction in Own Shares
99.7	Total Voting Rights
99.8	Transaction in Own Shares
99.9	Director/PDMR Shareholding
99.10	Transaction in Own Shares
99.11	Transaction in Own Shares - Replacement
99.12	Transaction in Own Shares - Replacement
99.13	Transaction in Own Shares
99.14	Transaction in Own Shares

Exhibit 99.1

21 February 2014

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions by directors, persons discharging managerial responsibility ("PDMRs") or connected persons

In respect of the conditional rights over ordinary shares of InterContinental Hotels Group PLC (the "Company") awarded to a number of participants in the Company's Long Term Incentive Plan ("LTIP"), the Company was notified on 20 February 2014 that, following the vesting on 19 February 2014 of the LTIP award for the period ended 31 December 2013, the following numbers of shares (net of income tax and social security liabilities) were released for no consideration to the following directors and other PDMRs:

                                                                  Net number of
Directors                                                 shares awarded

Paul Edgecliffe-Johnson                                 8,099
Kirk Kinsell                                                      24,069
Tracy Robbins                                                17,260
Richard Solomons                                          27,253

Other PDMRs

Keith Barr                                                       12,157
Angela Brav                                                   12,983
Kenneth Macpherson                                    1,928
Eric Pearson                                                   12,876
Jan Smits                                                        24,889
George Turner                                               12,718

---------------Ends--------------

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey):    +44 (0)1895 512 000

Exhibit 99.2

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 21 February 2014 it acquired 215,000 of its own ordinary shares at an average price of 1927.3776 pence per ordinary share. The highest and lowest prices paid for these shares were 1953 pence per share and 1918 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 10,203,912 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 258,740,305.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.3

25 February 2014

INTERCONTINENTAL HOTELS GROUP PLC (the "Company")

Notification of transactions by directors, persons discharging managerial responsibility ("PDMRs") or connected persons

1.   On 24 February 2014, the Company was notified that, on 24 February 2014, the following directors and other PDMRs were awarded rights over the numbers of ordinary shares of 14 194/329 pence in the Company ("Ordinary Shares") for no consideration under the Company's Annual Bonus Plan ("ABP") in respect of the 2013 financial year as shown below:

Directors	No. of Ordinary Shares
Paul Edgecliffe-Johnson	4,509
Kirk Kinsell	12,761
Tracy Robbins	16,125
Richard Solomons	28,085

Other PDMRs
Keith Barr	11,582
Angela Brav	10,012
Kenneth Macpherson	5,769
Eric Pearson	10,288
Jan Smits	13,270
George Turner	10,257

The awards are conditional and a participant's award may be forfeited if he/she ceases employment with the Group before 24 February 2017.

2. On 24 February 2014, the Company was notified that, on 24 February 2014, Paul Edgecliffe-Johnson, a director, was awarded:

i.         conditional rights over 4,727 Ordinary Shares under the Company's Long Term Incentive Plan ("LTIP") 2012/2014, this being the maximum number of shares that can be transferred if performance conditions are met in full. The             performance measurement period is from 1 January 2012 to 31 December 2014 and the awards will vest on the business day after the announcement of the Company's 31 December 2014 year-end financial results.

ii.        conditional rights over 9,454 Ordinary Shares under the Company's LTIP 2013/2015, this being the maximum number of shares that can be transferred if performance conditions are met in full. The performance measurement             period  is from 1 January 2013 to 31 December 2015 and the awards will vest on the business day after the announcement of the Company's 31 December 2015 year-end financial results.

3.   On 25 February 2014, the Company was notified that, in respect of the conditional rights over Ordinary Shares awarded to a number of participants in the Company's ABP in respect of the 2010 financial year, the following       numbers of deferred Ordinary Shares (net of income tax and social security liabilities) were, on 21 February 2014, transferred for no consideration from the Company's Employee Share Ownership Trust to the following directors            and other PDMRs:

Directors	No. of Ordinary Shares
Paul Edgecliffe-Johnson	3,366
Kirk Kinsell	14,309
Tracy Robbins	10,070
Richard Solomons	15,961

Other PDMRs
Keith Barr	4,687
Angela Brav	3,183
Eric Pearson	3,996
Jan Smits	7,300
George Turner	6,713

---------------Ends--------------

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey):    +44 (0)1895 512 000

Exhibit 99.4

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 26 February 2014 it acquired 145,514 of its own ordinary shares at an average price of 1929.8713 pence per ordinary share. The highest and lowest prices paid for these shares were 1937 pence per share and 1925 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 10,349,426 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 258,594,791.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.5

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 27 February 2014 it acquired 166,504 of its own ordinary shares at an average price of 1924.8189 pence per ordinary share. The highest and lowest prices paid for these shares were 1938 pence per share and 1908 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 10,515,930 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 258,428,287.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.6

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 28 February 2014 it acquired 28,394 of its own ordinary shares at an average price of 1944.5487 pence per ordinary share. The highest and lowest prices paid for these shares were 1951 pence per share and 1933 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 10,544,324 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 258,422,623.

For further information, please contact:

Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.7

InterContinental Hotels Group PLC (the "Company")

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company advises the market of the following:

As at 28 February 2014, the Company's issued share capital consisted of 268,966,947 ordinary shares of 14 194/329 pence each with voting rights and the Company held 10,203,912 ordinary shares in Treasury.

Therefore the total number of voting rights in the Company was 258,763,035.

The above figure, 258,763,035 may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
SVP, Deputy Company Secretary & Head of Corporate Legal

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey):    +44 (0)1895 512 000

Exhibit 99.8

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 03 March 2014 it acquired 175,000 of its own ordinary shares at an average price of 1903.2669 pence per ordinary share. The highest and lowest prices paid for these shares were 1923 pence per share and 1895 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 10,378,912 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 258,588,035.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

     (i)    RICHARD SOLOMONS - DIRECTOR, CHIEF EXECUTIVE OFFICER

     (ii)   KIRK KINSELL - DIRECTOR, PRESIDENT, THE AMERICAS

    (iii)  TRACY ROBBINS - DIRECTOR, EXECUTIVE VICE PRESIDENT, HUMAN RESOURCES AND GROUP OPERATIONS SUPPORT

    (iv)   JAN SMITS - PDMR, CHIEF EXECUTIVE, ASIA, MIDDLE EAST AND AFRICA

			(i) SPOUSE - KARIN SOLOMONS (ii) N/A (iii) N/A (iv) N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 AND 4 ABOVE		ORDINARY SHARES OF 14 194/329 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	(i) RICHARD SOLOMONS - 43,307 SHARES, KARIN SOLOMONS - 371,105 SHARES (BEFORE TRANSACTION) (ii) KIRK KINSELL (iii) TRACY ROBBINS (iv) JAN SMITS		(i) TRANSFER BY RICHARD TO SPOUSE (ii) SALE (iii) SALE (iv) (a) SALE (b) SALE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	(i) RICHARD SOLOMONS - 43,214 SHARES TO KARIN SOLOMONS (ii) KIRK KINSELL - 38,378 SHARES (iii) TRACY ROBBINS - 27,330 SHARES (iv) JAN SMITS - (a) 30,000 SHARES (b) 32,189 SHARES		NEGLIGIBLE NEGLIGIBLE NEGLIGIBLE NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	(i) NIL CONSIDERATION (ii) 19.40 GBP (iii) 19.40 GBP (iv) (a) 19.18 GBP (b) 19.40 GBP		(i) 28 FEBRUARY 2014, LONDON (ii) 28 FEBRUARY 2014, LONDON (iii) 28 FEBRUARY 2014, LONDON (iv) (a) 26 FEBRUARY 2014, LONDON (b) 28 FEBRUARY 2014, LONDON
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction

      (i)    RICHARD SOLOMONS - 682,464, INCLUDING ALL NOTIFIABLE INTERESTS;   PERCENTAGE HOLDING IS NEGLIGIBLE

     (ii)   KIRK KINSELL - 302,669, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE   HOLDING IS NEGLIGIBLE

     (iii)  TRACY ROBBINS - 241,804, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE      HOLDING IS NEGLIGIBLE

      (v)    JAN SMITS - 185,106,
              INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE HOLDING IS NEGLIGIBLE

			(i) 4 MARCH 2014 (ii) 4 MARCH 2014 (iii) 4 MARCH 2014 (iv) (a) 3 MARCH 2014 (b) 4 MARCH 2014

Name of contact and telephone number for queries:

NICOLETTE HENFREY                                      01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY SVP, DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 4 MARCH 2014

Exhibit 99.10

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 04 March 2014 it acquired 105,000 of its own ordinary shares at an average price of 1948.2703 pence per ordinary share. The highest and lowest prices paid for these shares were 1960 pence per share and 1921 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 10,483,912 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 258,483,035.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.11

InterContinental Hotels Group PLC (the "Company")

This is a correction for a previous announcement (RNS 4101 B - released on the 03 March 2014). It corrects the number of shares held in Treasury and the total number of ordinary shares in issue (excluding shares held in treasury).

Transaction in Own Shares

The Company announced that, on 03 March 2014, it acquired 175,000 of its own ordinary shares at an average price of 1903.2669 pence per ordinary share. The highest and lowest prices paid for these shares were 1923 pence per share and 1895 pence per share respectively.

The shares purchased were held as Treasury Shares.

Following settlement of the above purchase, the Company held 10,719,324 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) was 258,247,623.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.12

InterContinental Hotels Group PLC (the "Company")

This is a correction for a previous announcement (RNS 5238 B - released on the 04 March 2014). It corrects the number of shares held in Treasury and the total number of ordinary shares in issue (excluding shares held in treasury).

Transaction in Own Shares

The Company announced that, on 04 March 2014, it acquired 105,000 of its own ordinary shares at an average price of 1948.2703 pence per ordinary share. The highest and lowest prices paid for these shares were 1960 pence per share and 1921 pence per share respectively.

The shares purchased were held as Treasury Shares.

Following settlement of the above purchase, the Company held 10,824,324 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) was 258,142,623.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.13

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 05 March 2014 it acquired 145,346 of its own ordinary shares at an average price of 1927.6980 pence per ordinary share. The highest and lowest prices paid for these shares were 1944 pence per share and 1919 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 10,969,670 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 257,997,277  .

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.14

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 06 March 2014 it acquired 45,239 of its own ordinary shares at an average price of 1921.1078 pence per ordinary share. The highest and lowest prices paid for these shares were 1931 pence per share and 1914 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 11,014,909 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 257,952,038.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	07 March 2014